FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
March 20, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on March 23, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change

Sierra Wireless was the subject of a ransomware attack on its internal IT systems on March 20, 2021. As a result of the ransomware attack, Sierra Wireless halted production at its manufacturing sites. The Company’s website and other internal operations have also been disrupted by the attack. Due to these disruptions, Sierra Wireless has withdrawn the First Quarter 2021 guidance it provided on February 23, 2021.

Item 5. Full Description of Material Change

Sierra Wireless was the subject of a ransomware attack on its internal IT systems on March 20, 2021.

Once the Company learned of the attack, its IT and operations teams immediately implemented measures to counter the attack in accordance with established cybersecurity procedures and policies that were developed in collaboration with third-party advisors. These teams, with the assistance of these and additional third-party advisors, believe they have addressed the attack, and are currently working to bring Sierra Wireless’ internal IT systems back online.

At this time, Sierra Wireless believes the impact of the attack was limited to Sierra Wireless systems, as the company maintains a clear separation between its internal IT systems and customer facing products and services.

As a result of the ransomware attack, Sierra Wireless halted production at its manufacturing sites. The Company’s website and other internal operations have also been disrupted by the attack. The Company believes it will restart production at these facilities and resume normal operations soon.

Due to these disruptions, Sierra Wireless has withdrawn the First Quarter 2021 guidance it provided on February 23, 2021.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.

Item 9. Date of Report

This material change report is dated as of March 24, 2021.